UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52538

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Newbridge Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 North Federal Highway, Suite 400
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert P. Spitler	954-278-8119	bspitler@nfsgwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP
(Name – if individual, state last, first, and middle name)

4000 Ponce De Leon Blvd. STE 610	Coral Gables	FL	33146
(Address)	(City)	(State)	(Zip Code)

September 1, 2009	# 3676
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Newbridge Securities Corporation, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Robert P. Spitler

Title:
Co-CEO, CFO, CCO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEWBRIDGE SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Newbridge Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Newbridge Securities Corporation's management. Our responsibility is to express an opinion on Newbridge Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbridge Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Newbridge Securities Corporation's auditor since 2023.

Coral Gables, Florida
March 24, 2026

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of  International. A world-wide organization of accounting firms and business advisers

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS

Cash	$	526,024
Receivable from clearing broker		2,176,658
Securities at market value		2,031,169
Deposit held at clearing broker		625,866
Due from affiliate		80,208
Other receivables		708,699
Forgivable loans and interest receivable		242,748
Property & equipment, net of accumulated depreciation		28,646
Prepaid expenses, deposits, and other assets		178,715
Right of use asset - operating leases		333,251
TOTAL ASSETS	$	6,931,984

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

CURRENT LIABILITIES

Payable to clearing broker	$	187
Accounts payable, accrued expenses, and other liabilities		2.361,536
Commissions payable		2,056,235
Due to affiliates		55,532
Operating lease obligation		382,475
Subordinated borrowings		2,647,059
TOTAL LIABILITIES		7,503,024

CONTINGENCIES (NOTE 9)

STOCKHOLDERS' EQUITY/(DEFICIT)

Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding	4,981,977
Common stock--Class B--no par value, 25,000 shares authorized, 20,126 shares issued and outstanding	4,375,000
Additional paid-in capital	-
Accumulated deficit	(9,928,017)
TOTAL STOCKHOLDERS' EQUITY/(DEFICIT)	(571,040)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 6,931,984

The accompanying notes are an integral part of these financial statements

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation
The Company was incorporated in Virginia on December 17, 1997, as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business
The Company acts as an introducing broker through a fully disclosed clearing arrangement with AXOS Clearing, LLC ("AXOS"), its clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements and confirmations to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On a recurring basis, the Company evaluates its estimates, including those related to revenue recognition, valuation of deferred tax assets, allowance for doubtful accounts, incremental borrowing rate used in the computation of operating lease liabilities, fair values of financial instruments, useful lives of property and equipment, and accrued liabilities. The Company determines its estimates based on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Current expected credit losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit loss expense.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivables from broker-dealers and clearing organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Other receivables

The Company reported the following balance of and valuation allowance for other receivables as of the beginning and end of the year ended December 31, 2025:

Beginning balance – other receivables	$415,576	Beginning valuation allowance	$0
Ending balance - other receivables	$708,699	Ending valuation allowance	$0

Valuation of securities owned.

The Company uses the fair market value as reported by stock exchanges and published quoted prices to determine the value of securities it owns. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Forgivable loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance and based on lifetime expected credit losses. The reserve amount is recorded as a loss included in the statement of income. Any subsequent recoveries are recorded as a gain in the period of recovery. The company has no reserve for uncollectible loans as of December 31, 2025.

The promissory notes, referred to above, include a stated rate of simple annual interest of four percent (4%). The Company's statement of financial condition reflects interest accrued on the remaining principal balance of all loan receivables from active registered representatives as of December 31, 2025.

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01-Leases (Topic 842), which significantly amends the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability in the statement of financial condition. In addition, certain financing leases that were previously classified as an operating expense must now be allocated between amortization expense and interest expense.

Marketing and advertising expense

Marketing and advertising costs are expensed as they are incurred by the Company. Total marketing and advertising expenses for the year ended December 31, 2025, were $378,467 and that amount is recognized in operations.

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits."

A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2025, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Revenue recognition

Performance obligations

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction price and variable consideration

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

Contract assets

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables.

Contract liabilities

Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

Information on remaining performance obligations and revenue recognition from past performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Contract balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There are no deferred revenues at December 31, 2025.

Contract costs

Incremental contract costs are expensed when incurred when the amortization period of the asset that would have been recognized is one year or less. Otherwise, incremental contract costs are recognized as an asset and amortized over time as services are provided to a customer. Contract fulfillment costs are expenses as incurred.

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction in which the company is acting as an agent, the Company charges a commission. Brokerage commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment banking, underwriting, consulting, and private placement fees

The Company underwrites and acts as placement agent for businesses in financing transactions. Revenues are earned from fees and commissions arising from such securities offerings. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting and placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides advisory services on mergers and acquisitions along with assistance in planning for clients to obtain financing. Revenue for advisory and consulting services is generally recognized at the point that performance under the agreement is performed.

Trading income

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to the Company.

Interest

The Company earns interest on its customer cash and margin accounts held by its clearing broker. Interest income is recognized in the month that it is earned.

Reimbursement of expenses

The Company incurs certain costs on behalf of its registered representatives including those for insurance, professional registration, technology and information services and legal services, amongst others, which are charged back to the registered representatives. It is the Company's policy to record the reimbursement as a reduction of the respective operating expenses.

Segment reporting

In July 2023, the FASB issued Accounting Standards Update ("ASU") No.2023-07 which significantly amends the way companies are required to disclose segment reporting for years starting after December 31, 2023. Adopted as of January 1, 2024. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, principal transactions, investment banking, and proprietary trading. The Company has identified its Co-CEO and CFO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company did not derive a material percentage of its total revenues from any single external customer in 2025.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Asset	Cost	Method	Life
Furniture and Fixtures	$ 78,373	Straight Line	7 Years
Computers & Equipment	34,385	Straight Line	5 Years
Telephone Equipment	30,108	Straight Line	5 Years
Software	20,000	Straight Line	5 Years
Leasehold Improvements	16,306	Straight Line	Lesser of useful life or term of lease
	$179,172		
Less: Accumulated depreciation	(150,526)		
Net Property and equipment	$ 28,646		

Total depreciation expense amounted to $31,078 for the year ended December 31, 2025, and is included in other operating expenses.

NOTE 4 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. The financial instruments include cash, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of income.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Type of Security	Carrying Value	Level 1	Level 2	Level 3
Securities Owned				
Corporate Stock	$ 583,642	$ 583,642	$ —	$ —
Exchange Traded Funds	39,023	39,023	—	—
Money Markets	1,408,504	1,408,504	—	—
Warrants	—	—	—	—
Restricted Common Stock	—	—		
Total Securities Owned	$ 2,031,169	$ 2,031,169	$ —	$ —

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), using the Alternative Standard method of computing net capital. As of December 31, 2025, net capital was $702,187 which exceeded the minimum net capital requirement by $452,187.

The Company claims exemption from the provision of the SEC's Rule 15c-3-3 pursuant to paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customers fund and securities to its clearing broker.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $625,000 in a deposit account retained by AXOS. The deposit account bears interest, is held in the name of the Company, and the funds are not available for inclusion by AXOS in its computation of net capital or for other operating purposes.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company incurred certain fees with an affiliate by means of common ownership and management. Those fees related to marketing programs and amounted to $336,000 during 2025.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is subject to concentrations of credit risk primarily from the following:

Operating
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

Liquidity
The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the FDIC and may be exposed to risk. On December 31, 2025, the Company had approximately $276,000 of cash that was not insured by the FDIC.

The Company's receivable from a clearing broker and deposit held at clearing broker are due from the clearing broker. The Company does not require collateral from the clearing broker.

Financing
As of December 31, 2025, the Company had one primary source of financing (other than operating activities), a forgivable loan payable to its clearing broker which amounted to $2,647,059.

Geographical and service risk
The Company generates its income from commissions and other revenues from individuals and businesses primarily with the United States.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives currently and formerly affiliated with the Company.

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. The Company bases its judgement on the circumstances of the matter, consultations with legal counsel, and its historical experience in resolving similar matters. In many arbitrations and lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is closer to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under its contract with the registered representative, the Company is indemnified. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses resulting from these customer arbitrations.

In addition, as of December 31, 2025, the Company is the subject of an SEC enforcement matter related to business activity that occurred on or before December 31, 2022. A loss related to this matter is probable but management is unable to estimate the amount and therefore no accrual was made as of December 31, 2025.

As of December 31, 2025, the Company accrued $1,735,178 for customer arbitration hearings, which is included in accrued expenses in the statement of financial condition. While management intends to vigorously defend the Company in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these arbitrations will not have a material adverse impact on our financial position.

NOTE 10 – LEASES

Operating leases
The Company leases certain office space and equipment under various operating leases. In addition to rent, the Company pays for taxes, insurance, maintenance, and other operating expenses. The Company recognized rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

The components of lease expense were as follows:

Interest expense:	$ 55,823
Amortization:	202,386
Total Lease Cost	$258,209

Operating lease – right of use obligation
As all existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has determined that the identified operating lease did not contain non-lease components and requires no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so the Company used its incremental borrowing rate as the discount rate. The Company's weighted average discount rate is 11.0% and the weighted average remaining lease term is 17 months.

Maturities of lease liabilities as of December 31, 2025, were as follows:

Fiscal Year Ending December 31,	Operating leases
2026	290,690
2027	124,330
Total minimum lease payments	$ 415,020
Amounts representing interest not yet incurred	$ (32,545)
Present value of lease obligations	$ 382,475

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. All Class B shares outstanding (20,125 shares) are held by the Parent. Class B shares have no par value and no voting rights.

NOTE 12 – SUBORDINATED BORROWINGS

As of December 31, 2025, the borrowings under the FINRA approved equity subordination agreement are due to AXOS and bear annual interest at 9% per annum, payable monthly. The FINRA approval also allows for inclusion in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective February 1, 2024, the Company entered a long-term renewal of its fully disclosed correspondent clearing agreement with AXOS Clearing, LLC. The new agreement reduced monthly clearing expenses incurred by the Company beginning in February 2024 and throughout the term of the renewal which expires on May 26, 2033. As an incentive to enter into this long-term renewal AXOS agreed to issue a forgivable subordinated loan to the Company in the amount of $3 Million. The forgivable subordinated note was approved by FINRA on February 20, 2024. The loan was funded and became effective on February 20, 2024. The loan is forgivable in the amount of $352,941.18 on each anniversary, starting on November 26, 2025, and then each subsequent year thereafter through November 26, 2032. The note expires in May 2033 at which time the remaining amount of $176,470.56 is forgivable. The remaining principal balance as of December 31, 2025, is $2,647,059. The Company paid interest to AXOS on the note in the amount of $267,000 during the year ended December 31, 2025, which is included in interest expense.

NOTE 13 – INCOME TAXES

There is no provision (benefit) for income taxes from continued operations for the year ended December 31, 2025.

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax is as follows:

Statutory federal income tax rate	21.0%
Federal tax benefit	-21.0%
Valuation allowance	0.0%
Effective tax rate	0.0%

The Company has a net operating loss carry forward of approximately $18.2 million available to offset future income through 2040 for losses incurred before 2019 and indefinitely for losses incurred after 2019.

The Company has a deferred tax asset of approximately $3,7839,000 as of December 31,2025. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes that future benefits will not be realized. Realization of the deferred is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

NOTE 14 – SUBSEQUENT EVENTS

In preparing the draft financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 24, 2026, the date the draft financial statements were issued.

Effective February 27, 2026, the Company entered an amendment to its clearing arrangement (the "Agreement") with AXOS Clearing, LLC. The Agreement calls for a forgivable subordinated note in the amount of $1.5 million. This note was funded by AXOS and approved by FINRA as allowable net capital on its effective date of March 20, 2026. The funding resulted in a material increase in the Firm's excess net capital amount. The amendment also calls for an extension of the clearing agreement's expiration date from May 26, 2033, to December 31, 2035.